

Mail Stop 3720

August 8, 2017

Wade Haufschild
Chief Financial Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112

      Re: Liberty Media Corporation
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 28, 2017
              File No. 001-35707

Dear Mr. Haufschild:

      We have reviewed your filing and have the following comments. Where the following comments request disclosure changes, please comply with the comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

General

1.   You state on page I-17 of the 10-K that your Formula 1's "key broadcasters" include beIN Sports in the Middle East. The beIN.net website indicates that beIN broadcasts Formula 1 programming on its beIN Sports channel and has dealers in Sudan and Syria. A recent news report states that beIN operates in Syria.

     Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 1. Business, page I-1

3. Expand your discussion of tracking stocks to explain the likely management response if SiriusXM was to become insolvent or file for bankruptcy. For example, clarify whether management would exchange another Liberty Media group tracking stock for the Liberty SiriusXM Group tracking stock?

Item 1A. Risk Factor, page 1-24

4. Include a new risk factor explaining the possibility that you may split off portions of your business underlying each of your tracking stocks in a disparate manner thereby leaving some shareholders with only an interest in the split-off company and the remaining shareholders with the remaining assets. Discuss whether the Company would have the discretion to alter the asset and liability composition of each of your groups currently underlying tracking stocks in such a transaction. Indicate whether shareholder approval would be required for any such transaction.

Possible market confusion may result from holders..attributed to one of our tracking stocks, page 1-48

5. We note Nasdaq's recent adoption of listing standards pertaining to tracking stocks of public companies, such as Liberty SiriusXM Group. In particular, we note that trading would be halted in Liberty Sirius XM stock if trading is halted in Sirius XM stock; even though, Liberty SiriusXM Group stock does not represent any equity interest in Sirius XM. Please expand this risk factor to discuss the effect of Nasdaq's new listing standard.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications